Sphere 3D Receives Deficiency Notice from Nasdaq

Toronto, Canada - March 18, 2022 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company") announced today that the Company was issued a deficiency notice by the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC ("Nasdaq"). The notice was prompted by the Company falling out of compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that issuers have an audit committee of at least three members who each meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The letter does not affect the Company's listing on Nasdaq or its operations.

The Company fell out of compliance with Rule 5605(c)(2)(A) due to an unsolicited discretionary bonus payment made by the Company to Patricia Trompeter, an Audit Committee member, outside of Board compensation for work on certain business initiatives. Ms. Trompeter resigned from the Company's Audit Committee on March 7, 2022; however, she remains on the Company's Board of Directors. The Company is preparing a Nasdaq-required plan of compliance which will include the replacement of Ms. Trompeter on the Audit Committee.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) is dedicated to becoming the leading carbon neutral bitcoin mining company operating at enterprise scale. The Company also delivers data management solutions via hybrid cloud, cloud and on-premises implementations both directly and through its reseller network and professional services organization. For more information on Sphere 3D, please visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, inability to obtain additional debt or equity financing; any increase in cash needs; Sphere 3D's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of products; the level of success of collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Sphere 3D Investor Relations Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Sphere 3D Contacts

Kurt Kalbfleisch

+1-858-495-4211

Kurt.kalfleisch@sphere3d.com